QUANTCONNECT
2022 Report

Dear investors,

Closing the fundraise and going into 2023 with our future secure gives us tremendous optimism in the future of QuantConnect. With the rapid interest rate hikes and market decline, 2022 was one of the most challenging years to raise capital in the last decade, but our community rallied to keep QuantConnect healthy and vibrant for years to come. Your actions in 2022 make clear there is an exciting future for open-source quantitative finance.

Business health has never been healthier, with churn decreasing, revenues increasing, and expenses staying the same or decreasing. We pair commercial changes with product improvements to ensure we're always delivering greater value.

We shipped our Terminal V3, a dramatically improved online development experience to make online algorithm strategy development better, along with a complete rewrite of our technical documentation - 910 pages of content! We continued focusing on making QuantConnect better, faster, more stable, and easier to understand. Because of this, we saw the platform's adoption continue to grow despite increased competition and dim market conditions.

We've released the Local Platform, our on-premise professional version of QuantConnect, to early beta testers with rave reviews. Users can harness all their local resources and data; with the full power of QuantConnect's technology stack and scalable cloud computing. It's the best of local and cloud technology in one platform. The official product launch was delayed, but we continue to do small rapid testing 1-1 with institutions to fine-tune and improve the new professionally-focused platform. This launch delay and a long fund-raising process resulted in lower sales for the year than anticipated, but we remain optimistic they will resume rapid growth Q2-Q3 2023.

We need your help!

Assisting us with distribution is the best way to help! Thanks to the crowdfunding campaign, we now have hundreds of investors passionate about this new era in quantitative finance. Contact all engineers, investment managers, and investment advisors (RIAs) through your networks and let them know about QuantConnect. It's a relatively small industry; word of mouth is the best advertising.

Sincerely,

Ruan Stander
Non-Executive Board Member

Johannes Rudolph "Ruan" Stander
CEO

Jared Broad
CEO & Founder

Our Mission

All funds will choose QuantConnect/LEAN as the operating system to power their quant investments. We will have integrations to all 500+ brokerages and 2000+ datasets, saving the users millions of hours of developer time. It simply won't make sense to start from scratch with an internal platform. We will nurture a vibrant open-source community with detailed technical documentation and videos on how to contribute to the project - creating a supportive ecosystem for quant developers.

See our full profile

How did we do this year?

Report Card

B-

The Good

We have performed well relative to industry benchmark companies, modestly growing over 2022 despite unfavorable market conditions.

We reduced the burn rate and increased cash on hand to increase the company runway to more than 48 months.

We shipped key new technology harnessing VSCode online development, substantially improving user experience.

The Bad

Short-term poor stock market conditions slowed underlying market growth and demand for the core product.

Our Local Platform product did not get to market before January 2023 target missing early decision-making processes.

The fundraising process took longer than expected, drawing significant time and focus from core business activities.

2022 At a Glance

January 1 to December 31



$1,093,842 +22%
Revenue



-$538,521
Net Loss


IOU!

$207,987 +39%
Short Term Debt



$2,637,784
Raised in 2022



$2,780,961
Cash on Hand
As of 04/12/23

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Leveling the quant playing field for independent investors.

The world's top financial institutions operate in a system that favors the privileged few. QuantConnect solves this problem with a platform that empowers anyone with a brilliant idea to create quantitative trading strategies at just 1% of the cost.

QuantConnect helps people automate their investments. Our clients write rules for trading that we execute on their brokerages. With our powerful technology, investor trading is more disciplined.

We handle all the expensive, tedious, and laborious tasks required to deploy a quant trading strategy,

leaving our investors to focus on building their ideas.

All funds will choose QuantConnect/LEAN as the operating system to power their quant investments. We will have integrations to all 500+ brokerages and 2000+ datasets, saving the users millions of hours of developer time. Starting from scratch with an internal platform won't make sense.

We will nurture a vibrant open-source community with detailed technical documentation and videos on how to contribute to the project - creating a supportive ecosystem for quant developers.

Milestones

QuantConnect Corporation was incorporated in the State of Delaware in January 2013.

Since then, we have:

- QuantConnect's award-winning platform trades over $750M/mo, up 12.5x since 2018
- 1,500 paying clients and a community of 200k+ write over 1M lines of code each month
- LEAN, our open-source framework, is in the top 0.4% on GitHub with 6,000+ stars
- LEAN features contributions from 150+ engineers
- Led by a passionate team of product and algorithmic software experts

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $1,093,842 compared to the year ended December 31, 2021, when the Company had revenues of $893,982. Our gross margin was 55.81% in fiscal year 2022, compared to 39.52% in 2021.
- *Assets*. As of December 31, 2022, the Company had total assets of $3,167,965, including $2,938,399 in cash. As of December 31, 2021, the Company had $1,102,295 in total assets, including $772,666 in cash.
- *Net Loss*. The Company has had net losses of $538,521 and net losses of $1,004,568 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.
- *Liabilities*. The Company's liabilities totaled $207,987 for the fiscal year ended December 31, 2022 and $149,367 for the fiscal year ended December 31, 2021.

Liquidity & Capital Resources

To-date, the company has been financed with $8,460,000 in equity, $55,000 in convertibles, and $100,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 30 months before we need to raise further capital.

We plan to use the proceeds as outlined in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We may raise additional capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid-Term Expenses

QuantConnect Corporation's cash in hand is $2,780,961, as of April 2023. Over the last three months, revenues have averaged $84,622/month, cost of goods sold has averaged $42,936/month, and operational expenses have averaged $81,631/month, for an average burn rate of $39,945 per month. Our intent is to be profitable in 12 months.

There have been no significant changes since the filing of the financials. The broader market conditions are improving, and demand for our product remains strong.

We have reduced monthly burn from $250K -> $40K over the last two years. We expect this reduction in burn to continue and eventually flip positive to be a cashflow-positive company. We have grown revenues significantly over the last two years and believe this growth will continue as we invest in client-driven feature requests.

We believe we can achieve profitability within 12 months. We are investing in B2B sales projects which drive 10x the revenue of our consumer segment. Projecting current burn forward, we require $480K to achieve this breakeven state with current expenses. We have alternative routes to reduce burn further to achieve this goal faster by trimming COGS and Expenses or increasing the price of our product for institutional clients. Both routes can get the company to long-term sustainability.

We have been as efficient as possible and continue to grow revenues for our cloud-infrastructure product line.

All projections in the above narrative are forward-looking and not guaranteed.

Net Margin: -49% Gross Margin: 56% Return on Assets: -17% Earnings per Share: -$359.97 Revenue per Employee: $121,538 Cash to Assets: 93% Revenue to Receivables: -- Debt Ratio: 7%

2022_QuantConnect_GAAP_Statements-Notes.pdf

2021-2020_QuantConnect_Corp_Audit__final_.pdf

We ❤ Our 1576 Investors

Thank You For Believing In Us

Nyanza Moore, Esq.	Qaqambile Makana	Zachary Taylor	Christy Hall	Richard Cramer	Terence Gould II	Scot A McCoy
Chantel Green	Margaret Brown	Muthu SANKARAN	Sundeep Ahuja	Leong Hong Rui Alvin	Andre Harrell	Koby Conrad
Jacek Trociński	Raymond Lucas	Lewis Palmer III	Partha Sen	Biren Gandhi	Michael Gifford	Lotika Savant
Arturo Alvarez	Jason Gaskin	Rob Bickel	Hatem Rowaihy	Travis Silvers	Tom Gallanis	Leonard Grover
Chris Kramvis	Nyanza Moore, Esq.	Qaqambile Makana	Zachary Taylor	Christy Hall	Richard Cramer	Terence Gould II
Scot A McCoy	Chantel Green	Margaret Brown	Muthu SANKARAN	Sundeep Ahuja	Leong Hong Rui Alvin	Andre Harrell
Koby Conrad	Jacek Trociński	Raymond Lucas	Lewis Palmer III	Partha Sen	Biren Gandhi	Michael Gifford
Lotika Savant	Arturo Alvarez	Jason Gaskin	Rob Bickel	Hatem Rowaihy	Travis Silvers	Tom Gallanis
Leonard Grover	Chris Kramvis	Richard Cramer	Mathew Matamales	Mathew Matamales	Jie Yao	Jie Yao
Jie Yao	Richard Cramer	Richard Cramer	Richard Cramer	Lewis Palmer III	Margaret Brown	Margaret Brown
Margaret Brown	Margaret Brown	Margaret Brown	Raymond Lucas	Lewis Palmer III	Lewis Palmer III	Lewis Palmer III
Qaqambile Makana	Qaqambile Makana	Qaqambile Makana	Qaqambile Makana	Qaqambile Makana	Raymond Lucas	Raymond Lucas
Raymond Lucas	Raymond Lucas	Terence Gould II	Terence Gould II	Terence Gould II	Terence Gould II	Chantel Green
Travis Silvers	Andre Harrell	Tom Gallanis	Muthu SANKARAN	Chantel Green	Faris Lodin	Chantel Green
Chantel Green	Travis Silvers	Andre Harrell	Scot A McCoy	Scot A McCoy	Scot A McCoy	Scot A McCoy
Scot A McCoy	Hatem Rowaihy	Hatem Rowaihy	Hatem Rowaihy	Christy Hall	Christy Hall	Christy Hall
Christy Hall	Christy Hall	Andre Harrell	Andre Harrell	Travis Silvers	Travis Silvers	Travis Silvers
Tom Gallanis	Muthu SANKARAN	Muthu SANKARAN	Muthu SANKARAN	Muthu SANKARAN	Koby Conrad	Koby Conrad
Koby Conrad	Faris Lodin	Faris Lodin	Faris Lodin	Faris Lodin	Arturo Alvarez	Hatem Rowaihy
Hatem Rowaihy	Hatem Rowaihy	Hatem Rowaihy	Hatem Rowaihy	Sundeep Ahuja	Sundeep Ahuja	Sundeep Ahuja
Tom Gallanis	Tom Gallanis	Chris Kramvis	Jie Yao	Leonard Grover	Michael Gifford	Leong Hong Rui Alvin
Leong Hong Rui Alvin	Leong Hong Rui Alvin	Arturo Alvarez	Nyanza Moore, Esq.	Nyanza Moore, Esq.	Nyanza Moore, Esq.	Nyanza Moore, Esq.
Nyanza Moore, Esq.	Jacek Trociński	Jacek Trociński	Jacek Trociński	Jacek Trociński	Arturo Alvarez	Arturo Alvarez
Arturo Alvarez	Arturo Alvarez	Arturo Alvarez	Partha Sen	Partha Sen	Partha Sen	Partha Sen
Partha Sen	Partha Sen	Partha Sen	Biren Gandhi	Biren Gandhi	Chris Kramvis	Jason Gaskin
Jason Gaskin	Jason Gaskin	Jason Gaskin	Jason Gaskin	Chris Kramvis	Chris Kramvis	Chris Kramvis
Chris Kramvis	Jie Yao	Leonard Grover	Michael Gifford	Jie Yao	Jie Yao	Jie Yao
Jie Yao	Jie Yao	Jie Yao	Leonard Grover	Leonard Grover	Leonard Grover	Rob Bickel
Rob Bickel	Rob Bickel	Lotika Savant	Lotika Savant	Lotika Savant	Lotika Savant	Lotika Savant
Lotika Savant	Zachary Taylor	Zachary Taylor	Zachary Taylor	Zachary Taylor	Michael Gifford	Michael Gifford
Michael Gifford	Barbara Dawson	Michael Kay Hoffmann	David K. Williams	Jay Najm	Jay Najm	Jay Najm
Allen J Gebert	Valtetsiotis Sotirios	Hasheen Lockhart	Enrico Varano	Marek Somsky	Juan Edward WILLIAMS	Moritz Eckardstein
John Ferguson Jr	Larry Anderson	Stephen Bonser	Joe Agster	Jason Gaskin	Aleksander Prudnik	Anthony J Ballmann
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Gurjeet Matharu	Jefferson Decopain	John Shoniyi	Akshay Gulabrao	Krzysztof Krztoń	Boaz Barel	Sean Purvis
Amit Kolwalkar	Rishabh Swarnkar	Josh Anderson	J Smith	Jon Hartley	Alex Fawzi	Boden Johnson
Robert Khan	Daniel Klauser	Robb Miller	Ross Wendt	Michele Massari	Fabio Alessandrini	Suraj Lamgaday
Leo Eisenmagen	Andy B	Aaron Hammel	Sai Kumar Yerubandi	Yiming Wang	Jarred Davidson	Kaveh Ahrabinejad
Abhishek Gupta	Bartłomiej Zieliński	David Brewer	Roderick Herron	Michael HARRIS	Mathew Phillips	Augusto Caraig
Kevin Ounet	Sarvam Goel	Hiếu Ngô	Keegan Justis	J.M. Bartelt	Justin Nichols	Xavier Garcia
Noé Jarrosson	Daniel Roth	Michael Colussi	Stuart Davis	Ken Hogue	Neeki Patel	Matt Purcell
Brad Hartman	Jeff Ward	Part Time Larry	Thomas Walker	Sudhir Holla	Learning Hub And Learni...	Avi Wolf
Michael Tegel	Kaladhar Palaniappan	Ernest Walter	Jimmy Stein	Phan Truong Giang	Nino Furger	Derrick Tan
Bennat Jose	Jf P	Lincoln Bergeson	Arthur Asenheimer	Kishavan Bhola	Xinmin Cai	Adrian Tkacz
Kevin Du	Jon Swift	Stan Taynitskiy	Yang Yang	Peter Lee	Ivan Radigales Creus	M. A. Wiedouw
Eddie Velez	Levi Bekesza	Gurjeet Matharu	Jefferson Decopain	John Shoniyi	Akshay Gulabrao	Krzysztof Krztoń
Boaz Barel	Sean Purvis	Amit Kolwalkar	Rishabh Swarnkar	Josh Anderson	J Smith	Jon Hartley
Alex Fawzi	Boden Johnson	Robert Khan	Daniel Klauser	Robb Miller	Ross Wendt	Michele Massari
Fabio Alessandrini	Leo Eisenmagen	Suraj Lamgaday	Andy B	Aaron Hammel	Sai Kumar Yerubandi	Yiming Wang
Jarred Davidson	Kaveh Ahrabinejad	Abhishek Gupta	Bartłomiej Zieliński	David Brewer	Roderick Herron	Michael HARRIS
Mathew Phillips	Augusto Caraig	Kevin Ounet	Sarvam Goel	Hiếu Ngô	Keegan Justis	J.M. Bartelt
Justin Nichols	Xavier Garcia	Noé Jarrosson	Daniel Roth	Michael Colussi	Stuart Davis	Ken Hogue
Neeki Patel	Matt Purcell	Brad Hartman	Jeff Ward	Part Time Larry	Thomas Walker	Sudhir Holla
Learning Hub And Learni...	Avi Wolf	Michael Tegel	Kaladhar Palaniappan	Ernest Walter	Jimmy Stein	Phan Truong Giang
Nino Furger	Derrick Tan	Bennat Jose	Jf P	Lincoln Bergeson	Arthur Asenheimer	Kishavan Bhola
Xinmin Cai	Adrian Tkacz	Jon Swift	Kevin Du	Stan Taynitskiy	Yang Yang	Peter Lee
Ivan Radigales Creus	Part Time Larry	Abhishek Gupta	Michael Colussi	Michael Colussi	Joseph Caveness	Joseph Caveness
Joseph Caveness	Dmitry Tolstonogov	Dmitry Tolstonogov	Dmitry Tolstonogov	Abhishek Gupta	Abhishek Gupta	Kevin Du
Eddie Velez	Brendan Bilgen	Brendan Bilgen	Theresa Regenstreif	M. A. Wiedouw	M. A. Wiedouw	M. A. Wiedouw
M. A. Wiedouw	M. A. Wiedouw	Theresa Regenstreif	Theresa Regenstreif	Theresa Regenstreif	Theresa Regenstreif	Michael Colussi
Will Berger	Will Berger	Eddie Velez	Eddie Velez	Eddie Velez	Kevin Du	Kevin Du
Kevin Du	Kevin Du	Kevin Du	Michael Colussi	Michael Colussi	Michael Colussi	Ross Wendt
Michele Massari	Michele Massari	Michele Massari	Michele Massari	Michele Massari	Michele Massari	Ross Wendt
Sudhir Holla	Sudhir Holla	Sudhir Holla	Ross Wendt	Ross Wendt	Ross Wendt	Daniel Klauser
Daniel Klauser	Daniel Klauser	Daniel Klauser	Daniel Klauser	Noé Jarrosson	Noé Jarrosson	Noé Jarrosson
Levi Bekesza	Levi Bekesza	Levi Bekesza	Levi Bekesza	Levi Bekesza	Gurjeet Matharu	Gurjeet Matharu
Gurjeet Matharu	Gurjeet Matharu	Gurjeet Matharu	Robb Miller	Robb Miller	Robb Miller	Robb Miller
Robb Miller	Sarvam Goel	Sarvam Goel	Sarvam Goel	Ernest Walter	Peter Lee	Peter Lee
Peter Lee	Mathew Phillips	Mathew Phillips	Mathew Phillips	Kaladhar Palaniappan	Kaladhar Palaniappan	Kaladhar Palaniappan
Michael HARRIS	Michael HARRIS	Michael HARRIS	Michael HARRIS	Michael HARRIS	Ernest Walter	Akshay Gulabrao
Jon Swift	Abhishek Gupta	Abhishek Gupta	Abhishek Gupta	Abhishek Gupta	Roderick Herron	Ernest Walter
Ernest Walter	Ernest Walter	Augusto Caraig	Augusto Caraig	Augusto Caraig	Augusto Caraig	Augusto Caraig
Fabio Alessandrini	Fabio Alessandrini	Fabio Alessandrini	Fabio Alessandrini	Fabio Alessandrini	Yang Yang	Nino Furger
Arthur Asenheimer	Avi Wolf	Avi Wolf	Avi Wolf	Jimmy Stein	Kishavan Bhola	Nino Furger
Nino Furger	Yang Yang	Yang Yang	Daniel Roth	Daniel Roth	Daniel Roth	Daniel Roth
Daniel Roth	Arthur Asenheimer	Arthur Asenheimer	Yiming Wang	Yiming Wang	Yiming Wang	Yiming Wang
Stan Taynitskiy	Matt Purcell	Boden Johnson	Jefferson Decopain	Jefferson Decopain	Jefferson Decopain	Jefferson Decopain
Jefferson Decopain	John Shoniyi	John Shoniyi	John Shoniyi	John Shoniyi	John Shoniyi	Joe Fazzari
Joe Fazzari	Joe Fazzari	Joe Fazzari	Robert Khan	Robert Khan	Robert Khan	Robert Khan
Robert Khan	Roderick Herron	Akshay Gulabrao	Jon Swift	Roderick Herron	Roderick Herron	Yang Yang
Emily Donaldson Bickel	Akshay Gulabrao	Akshay Gulabrao	Learning Hub And Learni...	Jon Hartley	Lincoln Bergeson	Brad Hartman
J.M. Bartelt	Rishabh Swarnkar	Keegan Justis	Jon Swift	Jon Swift	Jon Swift	Jimmy Stein
Kishavan Bhola	Ravi Shankar	Xavier Garcia	Xavier Garcia	Xavier Garcia	Xavier Garcia	Ivan Radigales Creus
Jimmy Stein	Jimmy Stein	Jimmy Stein	Kishavan Bhola	Kishavan Bhola	Stuart Davis	Stuart Davis
Stuart Davis	Stuart Davis	Stuart Davis	Stan Taynitskiy	Jeff Ward	Jeff Ward	Jeff Ward
Jeff Ward	Jeff Ward	Jeff Ward	Ken Hogue	Ken Hogue	Ken Hogue	Ken Hogue
Ken Hogue	Neeki Patel	Neeki Patel	Neeki Patel	Neeki Patel	Neeki Patel	Neeki Patel
Xavier Garcia	Xavier Garcia	Stan Taynitskiy	Stan Taynitskiy	Stan Taynitskiy	Ben Jammin	Ben Jammin
Ben Jammin	Ben Jammin	Ben Jammin	Ben Jammin	Matt Purcell	Boden Johnson	Alex Fawzi
Alex Fawzi	Alex Fawzi	Kevin Ounet	Kevin Ounet	Kevin Ounet	Kevin Ounet	Kevin Ounet
Phan Truong Giang	Phan Truong Giang	Phan Truong Giang	Jarred Davidson	Jarred Davidson	Jarred Davidson	Matt Purcell
Matt Purcell	Boden Johnson	Boden Johnson	Nino Furger	Krzysztof Krztoń	Krzysztof Krztoń	Krzysztof Krztoń
Krzysztof Krztoń	Krzysztof Krztoń	Arthur Asenheimer	Arthur Asenheimer	Arthur Asenheimer	Boaz Barel	Boaz Barel
Boaz Barel	Boaz Barel	Boaz Barel	Dakota Fulks	Dakota Fulks	Dakota Fulks	Dakota Fulks
Dakota Fulks	Vladimir Rodeski	Vladimir Rodeski	Vladimir Rodeski	Vladimir Rodeski	Vladimir Rodeski	Vladimir Rodeski
Matt Schuering	Matt Schuering	Matt Schuering	Matt Schuering	Matt Schuering	Matt Schuering	Matt Schuering
Michael Tegel	Michael Tegel	Michael Tegel	Michael Tegel	Michael Tegel	Michael Tegel	Michael Tegel
Nino Furger	Nino Furger	Nino Furger	Ravi Shankar	Emily Donaldson Bickel	Learning Hub And Learni...	Jon Hartley
Brad Hartman	Lincoln Bergeson	J.M. Bartelt	Rishabh Swarnkar	Keegan Justis	Kaveh Ahrabinejad	Kaveh Ahrabinejad
Kaveh Ahrabinejad	Kaveh Ahrabinejad	Kaveh Ahrabinejad	Kaveh Ahrabinejad	Kaveh Ahrabinejad	Kaveh Ahrabinejad	Justin Nichols
Justin Nichols	Bartłomiej Zieliński	Bartłomiej Zieliński	Bartłomiej Zieliński	Bartłomiej Zieliński	Bartłomiej Zieliński	Bartłomiej Zieliński
Bartłomiej Zieliński	Justin Nichols	Justin Nichols	Justin Nichols	Justin Nichols	Justin Nichols	Bartłomiej Zieliński
Sean Purvis	Sean Purvis	Sean Purvis	Sean Purvis	Sean Purvis	Sean Purvis	David Brewer
David Brewer	David Brewer	David Brewer	David Brewer	David Brewer	Thomas Walker	Thomas Walker
Thomas Walker	Thomas Walker	Thomas Walker	Thomas Walker	Thomas Walker	Leo Eisenmagen	Leo Eisenmagen
Leo Eisenmagen	Leo Eisenmagen	Leo Eisenmagen	Leo Eisenmagen	Adrian Tkacz	Adrian Tkacz	Adrian Tkacz
Adrian Tkacz	Adrian Tkacz	Adrian Tkacz	Adrian Tkacz	Adrian Tkacz	Adrian Tkacz	Suraj Lamgaday
Suraj Lamgaday	Suraj Lamgaday	Suraj Lamgaday	Suraj Lamgaday	Suraj Lamgaday	Suraj Lamgaday	Ravi Shankar
Ravi Shankar	Ravi Shankar	Sarvam Goel	Sarvam Goel	Sarvam Goel	Hiếu Ngô	Hiếu Ngô
Hiếu Ngô	Sai Kumar Yerubandi	Sai Kumar Yerubandi	Sai Kumar Yerubandi	Sai Kumar Yerubandi	Sai Kumar Yerubandi	Sai Kumar Yerubandi
Sai Kumar Yerubandi	Andy B	Andy B	Andy B	Andy B	Andy B	Andy B
Andy B	Amit Kolwalkar	Amit Kolwalkar	Amit Kolwalkar	Derrick Tan	Derrick Tan	Derrick Tan
J Smith	J Smith	J Smith	J Smith	J Smith	Emily Donaldson Bickel	Emily Donaldson Bickel
Emily Donaldson Bickel	Emily Donaldson Bickel	Rishabh Swarnkar	Rishabh Swarnkar	Rishabh Swarnkar	Rishabh Swarnkar	Yang Yang
Yang Yang	Yang Yang	Learning Hub And Learni...	Learning Hub And Learni...	Learning Hub And Learni...	Aaron Hammel	Aaron Hammel
Aaron Hammel	Jf P	Jf P	Jf P	Joseph Niehaus	Joseph Niehaus	Bennat Jose
Bennat Jose	Bennat Jose	Bennat Jose	Jon Hartley	Jon Hartley	Jon Hartley	Brad Hartman
Brad Hartman	Brad Hartman	Keegan Justis	Keegan Justis	Keegan Justis	Keegan Justis	Lincoln Bergeson
Lincoln Bergeson	Lincoln Bergeson	Lincoln Bergeson	Josh Anderson	Josh Anderson	Josh Anderson	Josh Anderson
Josh Anderson	Josh Anderson	Josh Anderson	Xinmin Cai	Xinmin Cai	Xinmin Cai	J.M. Bartelt
J.M. Bartelt	J.M. Bartelt	J.M. Bartelt	Part Time Larry	Part Time Larry	Part Time Larry	Ivan Radigales Creus
Ivan Radigales Creus	Ivan Radigales Creus	Ivan Radigales Creus	Ivan Radigales Creus	Ivan Radigales Creus	Ben Jammin	Ben Jammin
Ivan Radigales Creus	Ivan Radigales Creus	Joe Fazzari	Joe Fazzari	Noé Jarrosson	Noé Jarrosson	Ace Dong
Nicholas Leppert	Lionel Pigeon	Sam Jesse	Kun Zhao	Michael Melesse	Andres Tello	Elias Roenoow
Laureano Diaz	Lee Lorenzen	Bryan Moreno	Mehrdad Orang	Bryan Drake	Ron Le	Jose Martinez Ceron
Ryan Mickey	Yuheng Cai	Gianluca Giuliano	Falko Luedtke	Collin Murphy	Matthew Landau	Phil V
gd fd	Thomas Meyler	Kevin Stoll	Zhong Pan	Nick Sullivan	Artem Kolmykov	Greg Zanotti
Garrison Whipple	Laszlo Pasztor	Bill Crocker	Khalim RapOet	Debashis Pramanik	Nelson Anderson	Shane Munasinghe
Carl Lumma	Arnaud CASTILLLO	Nikolay Zdravkov	Raw Salmon	Bryan Moreno	Ulysses Ng	Christopher Masia
Guanwen Cheng	Emilio Petraglia	Michael Dehring	Michael Dehring	Michael Dehring	Colin Loo	Francis Hsu
Zhen Liu	Dale Jennings	Mical Salmonson	Raymond Wang	Jean Charles T	Rob Simik	Antoine Bernard

Clever Stephens	David Kirszenblat	Alec Swan	Svanik Dani	Rohan Gupta	Hisham Hijjawi	Eduardo De Mena Ruffo
Ross Wendt	Daniel B	Guillermo Sanchez Herrera	Tasos Grivas	Sebastiaan Broos	Michael Mascaro	Brian Heller
William Haffner	Sebastiaan Broos	Michael Mascaro	Brian Heller	William Haffner	William Haffner	William Haffner
William Haffner	William Haffner	William Haffner	Brian Heller	Michael Mascaro	Michael Mascaro	Michael Mascaro
Brian Heller	Brian Heller	Brian Heller	Sebastiaan Broos	Sebastiaan Broos	Sebastiaan Broos	Sebastiaan Broos
Sebastiaan Broos	Robert McCollough	Douglas J Szymanski	Omorie Mckell	Mohd Shukri Hasan	Dangilbert Xavier Roche T...	Jason Oviedo
Nana Brown	Thomas Kutschera	John Cornelius	Uirá Castro	Matthew Koski	Allen Poage	Tyler Claypoole
Ashwin Mungur	Ulrich Widmer	Andrey Kolchin	Jérôme Féneau	Sam NUON	Paul Boney	Andrew Riley
Alexander Garcia	Gary Ballabio	Alan White	D G	Su Ro	Pascal Lindenau	Nicholas M Tutt
Dylan Hall	Tim Dowe	Sergio Mainetti Jr.	Troy Webb	Christian Zhang	Michael Hart	John Westfall
Liam Murphy	Peter Somers	David Berman	Edmond Yap	Mak KHALIL	Geogy Philip	Noah Salas
Edward Kelly Medlock	Yannick Bukschat	Reuben Pomerantz	Laurie Shaw	Brian Vento	Yuanrun Lin	Ivan Valderrama
Daniel Hanson	Carlos Perez	Andrea Rizzo	Rajesh Jha	Smit H. Naik	Mark Thomas	Steven Pack
Hobbs Properties, LLC	Mario Randholm	Murali Manohar	Lars Harpoth	Jonas Rist	Eric Desgranges	Kameron Joseph Casey
Guilherme Reis	Dexter Ang	Cait Smith	Samuel Macintyre	Pierre Maffei	Alexander Case	Dylan Dempsey
Emanuel Gal	Joel Pang	Brian Piekarski	Chris Bartlett	Zhuu Ming Ang	Muhammad Tariq	Karthik Kailash
Thomas Kutschera	John Cornelius	Uirá Castro	Matthew Koski	Allen Poage	Tyler Claypoole	Ashwin Mungur
Ulrich Widmer	Andrey Kolchin	Jérôme Féneau	Sam NUON	Paul Boney	Andrew Riley	Alexander Garcia
Gary Ballabio	Alan White	D G	Su Ro	Pascal Lindenau	Nicholas M Tutt	Dylan Hall
Tim Dowe	Sergio Mainetti Jr.	Troy Webb	Christian Zhang	Michael Hart	John Westfall	Liam Murphy
Peter Somers	David Berman	Edmond Yap	Mak KHALIL	Geogy Philip	Noah Salas	Edward Kelly Medlock
Yannick Bukschat	Reuben Pomerantz	Laurie Shaw	Brian Vento	Yuanrun Lin	Ivan Valderrama	Daniel Hanson
Carlos Perez	Andrea Rizzo	Rajesh Jha	Smit H. Naik	Mark Thomas	Steven Pack	Hobbs Properties, LLC
Mario Randholm	Murali Manohar	Lars Harpoth	Jonas Rist	Eric Desgranges	Kameron Joseph Casey	Guilherme Reis
Dexter Ang	Cait Smith	Samuel Macintyre	Pierre Maffei	Alexander Case	Dylan Dempsey	Emanuel Gal
Joel Pang	Brian Piekarski	Chris Bartlett	Zhuu Ming Ang	Muhammad Tariq	Karthik Kailash	Atakan Okan
Atakan Okan	Atakan Okan	Nicholas M Tutt	Nicholas M Tutt	Nicholas M Tutt	Brian Piekarski	Mark Thomas
Ahson Saiyed	Ahson Saiyed	Ahson Saiyed	Ahson Saiyed	Thomas Kutschera	Thomas Kutschera	Thomas Kutschera
Thomas Kutschera	Alan White	Alan White	Alan White	Alan White	Josh Simnitt	Josh Simnitt
Josh Simnitt	Josh Simnitt	Josh Simnitt	Mark Thomas	Brian Piekarski	Mark Thomas	Mark Thomas
Mark Thomas	Brian Piekarski	Brian Piekarski	Alexander Garcia	Alexander Garcia	Alexander Garcia	Alexander Garcia
Hobbs Properties, LLC	Hobbs Properties, LLC	Hobbs Properties, LLC	Hobbs Properties, LLC	Hobbs Properties, LLC	Andrea Lomelin	Andrea Lomelin
Andrea Lomelin	Andrea Lomelin	Andrea Lomelin	Andrea Lomelin	John Cornelius	John Cornelius	John Cornelius
John Cornelius	John Cornelius	Eric Desgranges	Eric Desgranges	Eric Desgranges	Yannick Bukschat	Yannick Bukschat
Yannick Bukschat	Yannick Bukschat	Yannick Bukschat	Srinivas ADUSUMILLI	Srinivas ADUSUMILLI	Srinivas ADUSUMILLI	Dario Dzambo
Michael Hart	Brian Vento	John Westfall	Dario Dzambo	Dario Dzambo	Joel Pang	Dexter Ang
Dexter Ang	Dexter Ang	Joel Pang	Joel Pang	Dylan Dempsey	Emanuel Gal	Joel Pang
Alexander Garcia	Kameron Joseph Casey	Sergio Mainetti Jr.	Sergio Mainetti Jr.	Sergio Mainetti Jr.	Sergio Mainetti Jr.	Sergio Mainetti Jr.
Reuben Pomerantz	Reuben Pomerantz	Reuben Pomerantz	Reuben Pomerantz	Dexter Ang	Dexter Ang	Zhuu Ming Ang
Samuel Macintyre	Alexander Garcia	Alexander Garcia	Samuel Macintyre	Samuel Macintyre	Zhuu Ming Ang	Zhuu Ming Ang
Michael Hart	Brian Vento	John Westfall	Dario Dzambo	Murali Manohar	Muhammad Tariq	Paul Boney
Noah Salas	Yuanrun Lin	Michael Hart	Michael Hart	John Westfall	John Westfall	Tim Dowe
Tim Dowe	Tim Dowe	Laurie Shaw	Laurie Shaw	Laurie Shaw	Laurie Shaw	Laurie Shaw
Edward Kelly Medlock	Edward Kelly Medlock	Edward Kelly Medlock	Gary Ballabio	Gary Ballabio	Gary Ballabio	Gary Ballabio
Gary Ballabio	Zhuu Ming Ang	Brian Vento	Brian Vento	Dylan Dempsey	Emanuel Gal	Marcelo Aruani
Marcelo Aruani	Marcelo Aruani	Marcelo Aruani	Marcelo Aruani	Marcelo Aruani	Christian Zhang	Christian Zhang
Christian Zhang	Christian Zhang	Christian Zhang	Dylan Hall	Dylan Hall	Dylan Hall	Dylan Hall
Dylan Hall	Karthik Kailash	Karthik Kailash	Karthik Kailash	Dylan Dempsey	Dylan Dempsey	Dylan Dempsey
Alexander Garcia	Kameron Joseph Casey	Emanuel Gal	Emanuel Gal	Troy Webb	Troy Webb	Troy Webb
Troy Webb	Troy Webb	Liam Murphy	Mario Randholm	Peter Somers	Carlos Perez	Ashwin Mungur
Alexander Garcia	Alexander Garcia	Kameron Joseph Casey	Kameron Joseph Casey	Kameron Joseph Casey	Karthik Kailash	Murali Manohar
Muhammad Tariq	Muhammad Tariq	Dario Dzambo	Dario Dzambo	Dario Dzambo	Andrea Rizzo	Andrea Rizzo
Andrea Rizzo	Andrea Rizzo	Andrea Rizzo	Murali Manohar	Murali Manohar	Paul Boney	Noah Salas
Guilherme Reis	Guilherme Reis	Guilherme Reis	Chris Bartlett	Chris Bartlett	Chris Bartlett	Chris Bartlett
Chris Bartlett	Paul Boney	Paul Boney	Uirá Castro	Uirá Castro	Uirá Castro	Uirá Castro
Uirá Castro	Noah Salas	Noah Salas	Yuanrun Lin	David Berman	David Berman	David Berman
David Berman	Dexter Ang	Dexter Ang	Cait Smith	Cait Smith	Cait Smith	Yuanrun Lin
Yuanrun Lin	Matthew Koski	Matthew Koski	Matthew Koski	Su Ro	Su Ro	Andrew Riley
Andrew Riley	Andrew Riley	Andrew Riley	Andrew Riley	Samuel Macintyre	Samuel Macintyre	Samuel Macintyre
D G	D G	D G	D G	D G	Edmond Yap	Edmond Yap
Edmond Yap	Allen Poage	Allen Poage	Allen Poage	Allen Poage	Allen Poage	Mak KHALIL
Mak KHALIL	Mak KHALIL	Mak KHALIL	Mak KHALIL	Tyler Claypoole	Tyler Claypoole	Tyler Claypoole
Karthik Kailash	Karthik Kailash	Karthik Kailash	Karthik Kailash	Liam Murphy	Mario Randholm	Peter Somers
Carlos Perez	Ashwin Mungur	Ashwin Mungur	Ashwin Mungur	Ashwin Mungur	Smit H. Naik	Smit H. Naik
Smit H. Naik	Smit H. Naik	Smit H. Naik	Smit H. Naik	Smit H. Naik	Smit H. Naik	Smit H. Naik
Lars Harpoth	Lars Harpoth	Lars Harpoth	Lars Harpoth	Lars Harpoth	Lars Harpoth	Lars Harpoth
Lars Harpoth	Jonas Rist	Jonas Rist	Jonas Rist	Jonas Rist	Jonas Rist	Jonas Rist
Jonas Rist	Ivan Valderrama	Ivan Valderrama	Ivan Valderrama	Ivan Valderrama	Ivan Valderrama	Pascal Lindenau
Pascal Lindenau	Pascal Lindenau	Pascal Lindenau	Pascal Lindenau	Pascal Lindenau	Pascal Lindenau	Geogy Philip
Geogy Philip	Geogy Philip	Geogy Philip	Geogy Philip	Geogy Philip	Geogy Philip	Joel Pang
Joel Pang	Joel Pang	Mario Randholm	Mario Randholm	Mario Randholm	Ulrich Widmer	Ulrich Widmer
Ulrich Widmer	Ulrich Widmer	Ulrich Widmer	Ulrich Widmer	Ulrich Widmer	Liam Murphy	Liam Murphy
Liam Murphy	Liam Murphy	Steven Pack	Steven Pack	Steven Pack	Steven Pack	Steven Pack
Steven Pack	Steven Pack	Andrey Kolchin	Andrey Kolchin	Andrey Kolchin	Andrey Kolchin	Andrey Kolchin
Andrey Kolchin	Andrey Kolchin	Sam NUON	Sam NUON	Sam NUON	Sam NUON	Sam NUON
Zhuu Ming Ang	Zhuu Ming Ang	Zhuu Ming Ang	Daniel Hanson	Daniel Hanson	Daniel Hanson	Daniel Hanson
Daniel Hanson	Daniel Hanson	Daniel Hanson	Jérôme Féneau	Jérôme Féneau	Jérôme Féneau	Jérôme Féneau
Jérôme Féneau	Jérôme Féneau	Jérôme Féneau	Carlos Perez	Carlos Perez	Carlos Perez	Carlos Perez
Robert Hoskins	Robert Hoskins	Robert Hoskins	Robert Hoskins	Peter Somers	Peter Somers	Peter Somers
Peter Somers	Rajesh Jha	Rajesh Jha	Rajesh Jha	Rajesh Jha	Rajesh Jha	Rajesh Jha
Rajesh Jha	Alexander Case	Alexander Case	Alexander Case	Alexander Case	Pierre Maffei	Pierre Maffei
Pierre Maffei	Pierre Maffei	Pierre Maffei	Pierre Maffei	Pierre Maffei	Alexander Case	Alexander Case
Dario Dzambo	Dario Dzambo	Pierre Maffei	Pierre Maffei	Netanel Polonsky	Connor Green	Max Yellen
Frode Hansen	Peter Jorgenson	Danny Lindley	Ilias Ism	Rajiv Panta	Noah Posner	Lukas Zeller
Heather Chapman	Timothy Male (M) Miller	Ricardo López Rodríguez	Craig A Crispin	Andrew A Monroe	Angela Goodwin	Josh Leeger
Christoforos Demetriou	Leon Hailstones	Fengwen Sun	Rafael Vilaplana	Michael Williams	Alan M Angeloni Jr	Jonathan Lubar
Gökhan Aslan	Eric Moloney	John Bodin	Elijah Farrow	Andrei Mellas	Roy W Bickings	Se Ba
Aris Vagelatos	James Sheppard	Gianluca ALBINO	Joseph Grow	Nikolay Dimitrov	Sam NUON	La Toya Crabbe
Seth Steele	Melody Long	Stefan Jansen	Hareesha Rameshappa	Hareesha Rameshappa	Charles Sellman	Omar IGNACIO
Michael Peele	Ben L	Konstantin Sattler	Sina Nikayin	Jonathan Zarantonello	Ilan Levy	Sam Lee
M Roth	Michael Grauer	Lorenzo La Porta	Edoardo Sezzi	James Rothschild	David Royce Craighead	Bert Mouler
Robert Choroszewski	W Kim Colich	Martin Dickson	Vincent Dufour	Brett Samaha	James Tillman	Pranava Meo
David Laird	Kai Anderson	Kai Anderson	Kai Anderson	Kai Anderson	Kai Anderson	Kai Anderson
Kai Anderson						

Thank You!

From the QuantConnect Team



Jared Broad

CEO & Founder

  

Gustavo Aviles
CXO
An industrial engineer self-taught in UX practices and tech. 10+ years as a developer and software engineer at QuantConnect and has built our entire UX from the ground up.

Martin Molinero
CTO
A software engineer specializing in C++ language. 8+ years developing software for major tech corporations specializing in algorithmic modeling challenges.

Alex Catarino
Quant Team Lead
A core community team member since 2015. 7+ years as a quantitative developer, we initially reached out to contribute Bovespa backtesting to LEAN.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Jared Broad	CEO @ QuantConnect	2013
Johannes Rudolph "Ruan" Stander	Principle @ Knysna Capital	2016

Officers

OFFICER	TITLE	JOINED
Jared Broad	CEO	2013

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Jared Broad	3,900,000 Common Stock	51.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
06/2013	$55,000	Common Stock	Section 4(a)(2)
11/2014	$100,000	Safe	Section 4(a)(2)
12/2015	$960,000	Preferred Stock	Section 4(a)(2)
02/2018	$6,000,000	Preferred Stock	Section 4(a)(2)
11/2022	$1,137,784		4(a)(6)
12/2022	$1,500,000	Preferred Stock	Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
06/01/2013	$55,000	0.5%	0.0%	$1,000,000	05/12/2015

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Series A2	270,758	205,374	No
Common	10,000,000	4,430,504	Yes
Series Seed	1,157,971	1,157,971	Yes
Series A3	560,000	270,758	Yes
Series A1	20,764	20,764	Yes
Series A	2,175,416	996,681	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	90,252
Options:	505,980

Risks

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties. The Company's business involves hosting large quantities of user content. The Company does not (and cannot undertake to) review all or even a significant portion of the third-party user content uploaded to its platform to ensure that such content does not violate any law or third-party rights. Some of the content uploaded to the Company's platform will invariably violate a third party's rights or a law, rule or regulation, and if so, the Company could, in turn, face lawsuits, liability and negative publicity for hosting such content. Our revenues and financial position will be adversely affected if we are not able to attract and retain clients. Our success and revenues depend on attracting and retaining subscribers to our information, analytics and marketplace services platform. Our revenue may not grow, or could decrease, if we cannot attract new customers, continue to keep our cancellation rate low and continue to sell new services to our existing customers. We may not be able to continue to grow our customer base or sell new services to existing customers as a result of several factors, including, without limitation: economic pressures; the business failure of current clients; customer decisions that they do not need our services or to use alternative services; customers' and potential customers' budgetary constraints; consolidation in the information or financial services industries; data quality; technical problems; competitive pressures; or devaluation of the local currencies of international customers relative to the U.S. dollar which impairs the purchasing power of such customers. We compete against many other information, analytics and marketing service providers for business.

If clients cancel services or decide not to renew their subscription agreements and we do not sell new services to our existing clients or attract new clients, then our renewal rate, net new sales and revenues may decline or fail to meet expectations. If search engines do not prominently feature our websites on the search engine results page, traffic to our website and platforms would decrease and, if we are unable to maintain or increase traffic to our marketplace, our business and operating results could be adversely affected.

Our ability to generate revenues from our marketplace business depends, in part, on our ability to attract users to our website and platform. Google, Bing, DuckDuckGo and other internet search engines drive traffic to our website. Our ability to maintain prominent search result rankings and positioning is not entirely within our control. Our competitors' Search Engine Optimization (SEO) and Search Engine Marketing (SEM) efforts may result in webpages from their websites receiving higher rankings than the webpages from our website. Internet search engines could revise their algorithms and methodologies in ways that would adversely affect our search result rankings. Internet search engine providers could form partnerships or enter into other business relationships with our competitors resulting in competitors' sites receiving higher search result rankings. Internet search engines are increasingly placing alternative search features (such as featured snippets, local map results and other immersive experiences) on the search engine results page above or more prominently than search engine results. If our search result rankings are not prominently displayed, traffic to our website may decline which could slow the growth of our user base. If we experience a material reduction in the number of users directed to our website through internet search engines or otherwise fail to maintain or increase traffic to our marketplace, our ability to acquire additional subscribers or advertisers and deliver leads to and retain existing subscribers and advertisers could be adversely affected. As a result, our business, results of operations and financial condition could be adversely affected. Our marketing expenses may increase in connection with our efforts to maintain or increase traffic to our website. Increases in our operating expenses could negatively impact our operating results if we are unable to generate more revenues through increased sales of subscriptions to our marketplace products. Competition could render our services uncompetitive and reduce our profitability.

The markets for information systems and services and for online marketplaces in general are highly competitive and rapidly changing. Competition in these markets may increase further if economic conditions or other circumstances cause customer bases and customer spending to decrease and service providers to compete for fewer customer resources. Our existing or future competitors, may have greater name recognition, larger customer bases, better technology or data, lower prices, easier access to data, greater user traffic or greater financial, technical or marketing resources than we have to provide services that users might view as superior to our offerings. Competitors may introduce different solutions that attract users away from our services or provide solutions similar to ours that have the advantage of better branding or marketing resources. Our competitors may be able to undertake more effective marketing campaigns, obtain more data, adopt more aggressive pricing policies, make more attractive offers to potential employees, subscribers, advertisers, distribution partners and content providers or may be able to respond more quickly to new or emerging technologies or changes in user requirements. Increased competition could result in lower revenues and higher expenses, which would reduce our profitability. We operate in highly competitive markets, and many of our competitors have greater resources than we do and may have products and services that are more appealing than ours to our current or potential customers.

The markets in which we compete are evolving and highly competitive, with multiple participants competing for the same customers. Our current and potential future competition principally comes from incumbent brokerages, established financial technology companies, venture-backed financial technology firms, banks, cryptocurrency exchanges, asset management firms, financial institutions, and technology platforms. The majority of our competitors have longer operating histories and greater capital resources than we have and offer a wider range of products and services. Some of our competitors, particularly new and emerging technology companies, are not subject to the same regulatory requirements or scrutiny to which we are subject, which could allow them to innovate more quickly or take more risks, placing us at a competitive disadvantage. The impact of competitors with superior name recognition, greater market acceptance, larger customer bases, or stronger capital positions could adversely affect our results of operations and customer acquisition and retention. Our competitors might also be able to respond more quickly to new or changing opportunities and demands and withstand changing market conditions better than we can, especially larger competitors that may benefit from more diversified product and customer bases. Our ability to compete successfully in the financial services and cryptocurrency markets depends on a number of factors, including, among other things:

maintaining competitive pricing; providing easy-to-use, innovative, and attractive products and services that are adopted by customers; retaining customers (such as by providing effective customer support and avoiding outages, security breaches, and trading restrictions); recruiting and retaining highly skilled personnel and senior management; maintaining and improving our reputation and the market perception of our brand and overall value; maintaining our relationships with our counterparties; and adjusting to a dynamic regulatory environment. Our competitive position within our markets could be adversely affected if we are unable to adequately address these factors. We may not be able to successfully develop and introduce new or upgraded information, analytics and online marketplace services that are attractive to our users and advertisers or successfully combine or shift focus from current services with less demand, which could decrease our revenues and our profitability. Our future business and financial success will depend on our ability to continue to anticipate the needs of customers and potential customers and to successfully introduce new and upgraded services, including services that make our marketplace useful for users and attractive to advertisers. To be successful, we must be able to quickly adapt to changes in the industry, as well as rapid technological changes by continually enhancing our information, analytics and online marketplace services. As a result, we must continually invest resources in research and development to improve the appeal and comprehensiveness of our services and effectively incorporate new technologies. Developing new services and upgrades to services, as well as integrating and coordinating current services, imposes heavy burdens on our systems department, product development team, management and researchers. The processes are costly and our efforts to develop, integrate and enhance our services may not be successful. In addition, launching and selling a new or upgraded service puts additional strain on our sales and marketing resources. If we are unsuccessful in obtaining greater market share or in obtaining widespread adoption of new or upgraded services, we may not be able to offset the expenses associated with the development, launch and marketing of the new or upgraded service, which could have a material adverse effect on our financial results. Unfavorable media coverage and other events that harm our brand and reputation could adversely affect our revenue and the size, engagement, and loyalty of our customer base. Our brand and our reputation are two of our most important assets. Our ability to attract, build trust with, engage, and retain existing and new customers may be adversely affected by events that harm our brand and reputation, such as public complaints and unfavorable media coverage about us, our platform, and our customers, even if factually incorrect or based on isolated incidents. Any unanticipated system disruptions, outages, technical or security-related incidents, or other performance problems relating to our platform, may receive media attention. Furthermore, any negative experiences our customers have in connection with their use of our products and services, including as a result of any such performance problems, could diminish customer confidence in us and our products and services, which could result in unfavorable media coverage or publicity. Damage to our brand and reputation could also be caused by: cybersecurity attacks, privacy or data security breaches, or other security incidents, payment disruptions or other incidents that impact the reliability of our platform or third-parties providing services with respect to our platform; actual or alleged illegal, negligent, reckless, fraudulent or otherwise inappropriate behavior by our management team, our other employees or contractors, our customers or third-party

management team, our other employees or contractors, our customers or third party service providers as well as complaints or negative publicity about such individuals; any repeat imposition of temporary trading restrictions; litigation involving, or regulatory actions or investigations into, our platform or our business; any failures to comply with legal, tax and regulatory requirements; any perceived or actual weakness in our financial strength or liquidity; any regulatory action that results in changes to, or prohibits us from offering, certain features or services; changes to our policies, features or services that customers or others perceive as overly restrictive, unclear, inconsistent with our values or mission, or not clearly articulated; a failure to operate our business in a way that is consistent with our values and mission; inadequate or unsatisfactory customer support experiences; negative responses by customers or regulators to our business model or to particular features or services; a failure to adapt to new or changing customer preferences; a prolonged weakness in popular equities or cryptocurrencies specifically or in U.S. equity and cryptocurrency markets generally, or a sustained downturn in the U.S. economy; and any of the foregoing with respect to our competitors, to the extent the resulting negative perception affects the public's perception of us or our industry as a whole. These and other events could negatively impact the willingness of our existing customers, and potential new customers, to do business with us, which could adversely affect our trading volumes and number of funded accounts, as well as our ability to recruit and retain personnel, any of which could have an adverse effect on our business, financial condition, and results of operations. Our products and services rely on software and systems that are highly technical and have been, and may in the future be, subject to interruption and instability due to software errors, design defects, and other operational and technological failures, whether internal or external. We rely on technology, including the internet and mobile services, to conduct much of our business activity and allow our customers to transact on our platform. Our systems and operations, as well as those of the third parties on which we rely to conduct certain key functions, are vulnerable to disruptions from natural disasters, power and service outages, interruptions or losses, computer and telecommunications failures, software bugs, cybersecurity attacks, computer viruses, malware, distributed denial of service attacks, spam attacks, phishing or other social engineering, ransomware, security breaches, credential stuffing, technological failure, human error, terrorism, improper operation, unauthorized entry, data loss, intentional bad actions, and other similar events. Our products and internal systems also rely on software that is highly technical and complex (including software developed or maintained internally and/or by third parties) in order to collect, store, retrieve, transmit, manage and otherwise process immense amounts of data. The software on which we rely may contain errors, bugs, vulnerabilities, design defects, or technical limitations that may compromise our ability to meet our objectives. While we have made, and continue to make, significant investments designed to correct software errors and design defects and to enhance the reliability and scalability of our platform and operations, the risk of software and system failures and design defects is always present, we do not have fully redundant systems, and we might fail to maintain, expand, and upgrade our systems and infrastructure to meet future requirements and mitigate future risks on a timely basis. It may become increasingly difficult to maintain and improve the availability of our platform, especially as our platform and product offerings become more complex and our customer base grows. We may also encounter technical issues in connection with changes and upgrades to the underlying networks of supported cryptocurrencies . Any number of technical changes, software upgrades, soft or hard forks, cybersecurity incidents, or other changes to the underlying blockchain networks may occur from time to time, causing incompatibility, technical issues, disruptions or security weaknesses to our platform. Disruptions to, destruction of, improper access to, breach of, instability of, or failure to effectively maintain our information technology systems that allow our customers to use our products and services, and any associated degradations or interruptions of service could result in damage to our reputation, loss of customers, loss of revenue, regulatory or governmental investigations, civil litigation, and liability for damages. Frequent or persistent interruptions, or perceptions of such interruptions whether true or not, in our products and services could cause customers to believe that our products and services are unreliable, leading them to switch to our competitors or to otherwise avoid our products and services. Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections. With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected. The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment. We may face potential difficulties in obtaining capital. We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations. We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities. We may implement new lines of business or offer new products and services within existing lines of business. As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected. We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate or contract for systems, or from whom we acquire products or services, do not provide material which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to

concentrate on the production of common components instead of components customized to meet our requirements. The supply of third-party services for a new or existing product offerings could be delayed or constrained, or a key vendor could delay processing of services to us adversely affecting our business and results of operations. We rely on various intellectual property rights, including trademarks, in order to operate our business. The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable. The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations. Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people. We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel. Damage to our reputation could negatively impact our business, financial condition and results of operations. Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction. We may be unable to increase awareness of our brand which could adversely affect our business. We rely heavily on our brand, which we believe is a key asset of our company. Awareness and differentiation of our brand is important for attracting and expanding the number of users of, and subscribers to, our online marketplace. We expect to continue to invest significantly in sales and marketing as we seek to grow the numbers of users of, subscribers to and advertisers on, our marketplace. Our methods of advertising may not be successful in increasing brand awareness or, ultimately, be cost-effective. If we are unable to maintain or enhance user and advertiser awareness of our brand, or if we are unable to recover our marketing and advertising costs through increased usage of our services and increased advertising on our websites, our business, results of operations and financial condition could be adversely affected. Our business could be negatively impacted by cyber security threats, attacks and other disruptions. We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business. Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business. Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings. The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result,

unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk. The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations. We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer. We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations. Risks Related to the Offering State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities. The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future. The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering. Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication. The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination. The Company has the right to extend the Offering Deadline. The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early. If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early. The Company has the right to conduct multiple closings during the Offering. If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change. Risks Related to the Securities The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required

to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. There is no present market for the Securities and we have arbitrarily set the price. The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price. Investors Purchasing the Securities will have limited rights. Upon executing the Subscription Agreement (the "Subscription Agreement"), the Investor, shall have no voting, information or inspection, or dividend rights not explicitly provided by the Subscription Agreement or the Company's Certificate of Incorporation, and such rights shall be limited exclusively to those provided for in the Subscription Agreement and the Company's Certificate of Incorporation, or (ii) right to be deemed the legal record owner of the Securities for any purpose, nor will anything in such subscription agreement be construed to confer on the Investor any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise, unless provided explicitly herein or in the Subscription Agreement. Each Investor must purchase the Securities in the Offering for Investor's own account for investment. Each Investor must purchase the Securities for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and each Investor must represent it has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor must acknowledge and agree that the Subscription Agreement and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor representations. Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings. The Securities being offering will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of Securities stock will be subject to dilution in an unpredictable amount. Such dilution will reduce an Investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities. We arbitrarily determined the price of the Securities and such price which may not reflect the actual market price for the Securities. The price of our Securities was determined arbitrarily, and is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Securities, or our common stock. The market price for our common stock, if any, may decline below the price at which the Securities are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us. The price of the Securities and our common stock has been and is likely to continue to be volatile. In addition to the risk factors described in this section and elsewhere in this Form C, factors that may cause the price of the Securities and our common stock to fluctuate include, but are not limited to: announcements by us or our competitors of significant contracts, productions, acquisitions or capital commitments; changes in our financial estimates and projects; variations in quarterly operating results; the overall performance of the equity markets; general economic conditions; terrorist acts; litigation involving our company or investigations or audits by regulators into the operations of our company or our competitors; future sales of our securities; and investor perception of us and the industries in which we operate. The Company's executive officers and directors will continue to exercise significant control over the Company after this offering, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control. Immediately following the completion of this Offering, and assuming we complete the maximum Offering, the Company's executive officers will beneficially hold a majority of the Company's outstanding common stock, assuming conversion of the Securities. As a result, these stockholders will be able to influence our management and affairs and control the outcome of matters submitted to stockholders for approval, subject to certain rights in favor of holders of the Company's preferred stock, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of the Company's assets. In addition, this concentration of ownership might adversely affect the Company by: (1) delaying, deferring or preventing a change of control of the Company; (2) impeding a merger, consolidation, takeover or other business combination involving the Company; or (3) discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company. Investors will not be entitled to any inspection or information rights other than those required by law. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things. There is no guarantee of a return on an Investor's investment. There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision. IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Growth or supply chain issues could outstrip our ability to invest in the hardware we procure, resulting in shortages of backtesting and live server nodes for the cloud environment.

Adverse market conditions might cause a downturn in the number of funds actively managing capital and reduce the overall market for the QuantConnect platform. We prepare for this by operating as efficiently as possible and always have a pathway to break even by accepting reductions in growth.

Competitors could use our aggressive open-source approach to launch directly competing platforms using the LEAN technology. We assume this will happen and are building moats that are difficult to replicate.

A systematic outage of the cloud platform could lead to investor losses or missed gains. Investors waive these risks on live deployments, and most users of the platform are sophisticated enough to have backup plans but there is always a risk.

Our future success depends on the efforts of a small management team. The loss of

services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Pricing start-up funds can afford will be too low to sustain a viable business model. The unit economics for funds with less than $5M can be challenging. We are betting on aggregating costs with economies of scale by the QuantConnect cloud platform.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by

the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

QuantConnect Corporation

- Delaware Corporation
- Organized January 2013
- 9 employees

QuantConnect Corporation
16192 Coastal Hwy
LEWES DE 19958

http://www.quantconnect.com

Business Description

Refer to the QuantConnect profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

QuantConnect is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.